12027732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 001-13828

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEMC RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEMC ELECTRONIC MATERIALS, INC.

501 Pearl Drive (City of O'Fallon)
St. Peters, Missouri 63376

MEMC RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

MEMC RETIREMENT SAVINGS PLAN

Table of Contents

Table of Contents

FROST, PLLC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the
MEMC Retirement Savings Plan
St. Peters, Missouri

We have audited the accompanying statements of net assets available for benefits of the MEMC Retirement Savings Plan (the "Plan") as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2010, were audited by other auditors whose report dated June 28, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frost, PLLC

Little Rock, Arkansas
June 26, 2012

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frostpllc.com
1200 East Joyce Boulevard, Suite 301 | Fayetteville, Arkansas 72703 | 479.695.4300
3605 Glenwood Avenue, Suite 370 | Raleigh, North Carolina 27612 | 919.782.8410

BROWN SMITH WALLACE LLC 1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Report of Independent Registered Public Accounting Firm

Participants of the MEMC Retirement Savings Plan and
The Board of Directors of MEMC Electronic Materials, Inc.

We have audited the accompanying statements of net assets available for benefits of the MEMC Retirement Savings Plan as of December 31, 2010, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the MEMC Retirement Savings Plan as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

St. Louis, Missouri
June 28, 2011

MEMC RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:		
Non-interest bearing cash	$ -	$ 10,195
Investments at fair value:		
Shares of registered investment companies	77,164,538	73,795,590
MEMC Electronic Materials, Inc. common stock	4,228,358	11,303,038
Collective trusts	69,006,212	66,770,398
Brokerage accounts	2,356,232	3,169,336
Total Investments	152,755,340	155,038,362
Receivables:		
Participant contributions	305,643	228,754
Employer contributions	229,828	157,917
Notes receivable from participants	5,089,774	5,157,727
Total Receivables	5,625,245	5,544,398
Net assets available for benefits before adjustment to contract value and due from plan merger	158,380,585	160,592,955
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,470,046)	(2,332,893)
Net assets available for benefits before plan transfer receivable	156,910,539	158,260,062
Plan transfer receivable from NVT, LLC 401(k) Profit Sharing & Trust (note 11)	-	6,106,719
Net assets available for benefits	$ 156,910,539	$ 164,366,781

See accompanying notes to financial statements.

MEMC RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions:		
Income from investments:		
Dividend income	$ 3,806,739	$ 3,317,394
Realized and unrealized (losses) gains	(12,548,173)	9,629,953
Total (losses) income from investments	(8,741,434)	12,947,347
Contributions:		
Employer	8,192,811	5,414,113
Participants	11,317,577	8,186,765
Participant rollovers	1,454,808	314,571
Total contributions	20,965,196	13,915,449
Interest income from notes receivable from participants	190,236	281,931
Total additions	12,413,998	27,144,727
Deductions:		
Benefit payments to participants	19,841,518	8,162,891
Administrative expense	28,722	30,642
Total deductions	19,870,240	8,193,533
Net (decrease) increase before transfers from other plans	(7,456,242)	18,951,194
Transfers from other plans (note 11)	-	6,737,823
Net (decrease) increase in assets available for benefits	(7,456,242)	25,689,017
Assets available for benefits:		
Beginning of year	164,366,781	138,677,764
End of year	$ 156,910,539	$ 164,366,781

See accompanying notes to financial statements.

MEMC RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1) Description of the Plan

The following description of the MEMC Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan was established on April 1, 1989 under the provisions of Section 401(k) of the Internal Revenue Code and is a defined contribution retirement savings plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), sponsored by MEMC Electronic Materials, Inc. (the "Company"). The MEMC Electronic Materials, Inc. Investment Committee is the designated administrator of the Plan (the "Plan Administrator"), including having the responsibility for reviewing the performance of the Plan's investment alternatives. Prior to November 30, 2010, generally, all employees of the Company compensated in U.S. dollars from a payroll location within the United States were eligible to participate in the Plan. Effective as of November 30, 2010, generally all employees of the Company compensated in U.S. dollars from a payroll location within the United States, with the exception of the SunEdision an Solaix businesses, were eligible to participate in the Plan. Effective as of November 30, 2010, Solaicx employees are eligible to participate in the Plan, and effective as of December 31, 2010 SunEdision employees are eligible to participate in the Plan. In addition, effective as of August 9, 2011, GreenRay employees are eligible to participate in the Plan, and effective as of January 1, 2012, Fotowattio Renewable Venture employees are eligible to participate in the Plan.

(b) Contributions

Participants may elect to contribute from 1% to 50% of their covered compensation as described in the Plan on a before-tax basis. The before-tax contribution is limited to the amount specified by Section 402(g) of the Internal Revenue Code ($16,500 in 2011 and $16,500 in 2010). A participant is eligible to receive employer-matching contributions of 100% of the first 3% of the employee's contribution, 50% of the next 2% contributed, and 20% of the next 1% contributed, up to 4.2% of the participant's covered compensation for the Plan year. The Company contributes 2% of compensation as a special employer contribution on behalf of those individuals whose benefits are frozen in the MEMC Pension Plan or hired on or after January 2, 2002.

(c) Participant's Accounts

Each participant account is comprised of the following subaccounts: a before-tax account, an after-tax account, a Safe Harbor matching account, a matching account, and a rollover account, as applicable. Participants may elect to participate and/or adjust contribution elections at any time. Each participant account is credited with participant contributions as specified by the participant; an allocation of the Company's contributions; and the income, loss, appreciation, and depreciation attributable thereto.

(d) Vesting

Participant matching accounts are immediately and fully vested.

(e) Investment Options

Participants may direct investment or reinvestment of contributions credited to their individual accounts in any one or a combination of the 23 available investment options in increments of 1% of the amount credited. Interfund transfers in and out of the MEMC Stock Fund are limited to one per week. Participants may elect to adjust all other investment options daily.

(f) Notes Receivable from Participants

Participants may apply for and receive loans from their vested account. No more than two loans may be outstanding to a participant at any one time. The amount of loans to an individual participant shall not exceed the lesser of $50,000 or one-half of the vested portion of the account balance of the participant as of the date the loan is requested by the participant without regard to any contributions allocated to the account of the participant on or after such date. The minimum amount of any loan shall be $1,000.

(g) Payment of Benefits

Under the terms of the Plan, participants or their designated beneficiaries are entitled to receive the amounts credited to their accounts upon normal retirement at age 65, early retirement, disability, or death. Participants terminating prior to retirement are entitled to receive the portion of their account that is vested. Distributions are made in the form of a lump-sum payment. If the participant's vested balance exceeds $5,000, the participant may elect to defer receipt of the distribution.

Participants may elect to withdraw all or any portion of the amount credited to their After-Tax Accounts that exceeds the aggregate amount of matched After-Tax contributions to such account in the 24-month period ending on the Valuation Date as of which such withdrawal is made.

Participants may elect to withdraw the amount credited to their Matching Accounts that exceeds the aggregate contributions credited to such accounts in the 24-month period ending on the Valuation Date immediately preceding the date as of which such withdrawal is made.

Participants who have attained age 59½ may elect to withdraw the amounts credited to their Before-Tax and Safe Harbor Matching Accounts and Nonmatching Accounts that exceeded the aggregate contributions credited to such accounts in the 24-month period ending on the valuation date immediately preceding the date as of which such withdrawal is made. Participants who have not yet attained 59½ shall not be eligible to withdraw amounts credited to their Before-Tax and Safe Harbor Matching Accounts, and their Nonmatching Accounts except as provided for hardship withdrawals of Before-Tax contributions.

Participants may elect to withdraw all or any portion of the amount credited to their Rollover Account.

In addition, hardship withdrawals are allowed for employees under age 59½ under certain circumstances in an amount equal to the value of accumulated before-tax contributions and the Safe Harbor Match Account. Account earnings are not eligible for inclusion in the withdrawal amount. Participants incurring a hardship withdrawal will not be eligible to make further contributions to the Plan for at least 12 months after the receipt of such distribution.

(h) Additional Events

In May 2010, the Company limited the amount of future contributions in MEMC Electronic Materials, Inc. common stock to 15% of a participant's total contributions. In addition, participants will not be allowed to transfer existing balances into MEMC Electronic Materials, Inc. common stock to the extent the amount invested would exceed 15% of the participant's account.

Effective as of November 30, 2010, the Plan was amended to merge the Solaicx Inc. 401(k) Plan into the Plan. In addition, effective as of December 31, 2010, the Plan was amended to merge the NVT, LLC 401(k) Profit Sharing & Trust into the Plan. Refer to Note 11.

(2) Summary of Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a) Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 requires disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for December 31, 2010 plan year and did not have a material impact on the Plan's financial statements. The disclosures of the Level 3 recurring fair value measurements became effective for the December 31, 2011 plan year and did not have a material impact on the Plan's financial statements.

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which amends ASC 820, "Fair Value Measurements and Disclosures". ASU 2011-04 requires categorization by level for items that are required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU 2011-04 is to be applied prospectively and will be effective for the December 31, 2012 plan year. The adoption will not have a material effect on the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits.

(b) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

(c) Use of Estimates

The preparation of the accompanying financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Valuation of Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(f) Administrative Expenses

The reasonable expenses incident to the operation of the Plan shall be paid out of the trust fund, unless the Company, in its sole discretion, elects at any time to pay part or all of such expenses.

(g) Subsequent Events

We have evaluated subsequent events or transactions that occurred after the balance sheet date of December 31, 2010 up through June 26, 2012, which is the date the accompanying financial statements and supplemental schedule were issued and noted the following.

Effective January 1, 2012 the Plan changed its plan administrator and recordkeeper from Mercer to Prudential Bank & Trust. The investment options available to employees prior to January 1, 2012, were replaced with the following options:

- American Beacon Lg Cap Value Inst Fund
- Vanguard Institutional Index Instl Fund
- JPMorgan Large Cap Growth Select Fund
- Loomis Sayles Mid Cap Growth Y Fund
- Goldman Sachs Small Cap Value Inst Fund
- Eagle Small Cap Growth I Fund

Investment options still available to employees as of January 1, 2012 were the following funds:

- Thornburg International Value R5
- PIMCO Total Return Admin
- T. Roe Price Capital Appreciation Fund

(3) Trust Fund Managed by the Trustee

The Plan assets are maintained in a trust fund. The investments and changes therein, of this trust fund have been reported to the Plan by Mercer (the "Trustee").

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5) Tax Status

The Internal Revenue Service issued its latest determination letter on October 29, 2008, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan Administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition with a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

(6) Investments

The following table presents investments that represent 5% or more of the net assets available for benefits at December 31, 2011.

	2011	2010
Investments > 5% of net assets available for benefit:		
Putnam Stable Value Fund *	$43,236,660	$40,756,337
Ssga S&P 500 Fund	24,299,506	23,681,168
PIMCO Total Return Fund	13,247,555	14,515,247
MEMC Electronic Materials, Inc. common stock	not > 5%	11,303,038
T. Rowe Price Capital Appreciation Fund	10,447,979	10,798,403
Thornburg Int'L Value Fund	9,444,582	10,005,732
Van Kampen Small Cap Growth I	8,226,095	not > 5%

* Amount represents contract value for this investment.

Net Appreciation (Depreciation) in Fair Value

The Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $12,548,173 in 2011 and appreciated by $9,629,953 in 2010 as follows:

	2011	2010
Shares of registered investment companies	$ (4,703,459)	$ 7,421,390
MEMC Electronic Materials, Inc. common stock	(7,475,415)	(1,733,436)
Brokerage accounts	(813,104)	792,472
Collective trusts	443,805	3,149,527
	$ (12,548,173)	$ 9,629,953

(7) Fair Value Measurements

Fair value accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are based on market data obtained from sources independent of the Plan. Unobservable inputs reflect assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability. Valuations for Level 2 assets are prepared on an individual asset basis using data obtained from recent transactions for identical securities in inactive markets or pricing data from similar assets in active and inactive markets.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available. As of December 31, 2011, the Plan had no investments valued using Level 3 inputs. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Level 1 Fair Value Measurements

- Investments in the stock fund, shares of a registered investment company, common stocks and mutual funds are valued based on the fair value as determined by quoted market price on a daily basis.

Level 2 Fair Value Measurements

- Investments in collective trusts are valued at net asset value as a practical expedient for fair value. The net asset value is based on the value of the underlying investments which are traded on an active market. The Plan does not have any collective trust investments with unfunded commitments or with any redemption restrictions.

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefits. There were no transfers into or out of Level 1 and Level 2 investments during the year ended December 31, 2011.

December 31, 2011:	Fair Value	Level 1	Level 2	Level 3
Shares of registered investment companies:				
US equity funds	$ 41,497,836	$ 41,497,836	$ -	$ -
International equity funds	9,444,582	9,444,582	-	-
Bond funds	13,247,555	13,247,555	-	-
Asset allocation funds	11,995,027	11,995,027	-	-
Other	979,538	979,538	-	-
Total shares of registered investment companies	77,164,538	77,164,538	-	-
MEMC Electronic Materials, Inc. common stock	4,228,358	4,228,358	-	-
Collective trusts:				
Fixed income funds	44,706,706	-	44,706,706	-
US equity funds	24,299,506	-	24,299,506	-
Total collective trusts	69,006,212	-	69,006,212	-
Brokerage accounts (a)	2,356,232	2,356,232	-	-
Total Investments	$ 152,755,340	$ 83,749,128	$ 69,006,212	$ -

December 31, 2010:	Fair Value	Level 1	Level 2	Level 3
Shares of registered investment companies:				
US equity funds	$ 41,133,472	$ 41,133,472	$ -	$ -
International equity funds	10,005,732	10,005,732	-	-
Bond funds	14,515,247	14,515,247	-	-
Asset allocation funds	7,833,758	7,833,758	-	-
Other	307,381	307,381	-	-
Total shares of registered investment companies	73,795,590	73,795,590	-	-
MEMC Electronic Materials, Inc. common stock	11,303,038	11,303,038	-	-
Collective trusts:				
Fixed income funds	43,089,230	-	43,089,230	-
US equity funds	23,681,168	-	23,681,168	-
Total collective trusts	66,770,398	-	66,770,398	-
Brokerage accounts (a)	3,169,336	3,169,336	-	-
Total Investments	$ 155,038,362	$ 88,267,964	$ 66,770,398	$ -

(a) The brokerage account is invested in a variety of categories of common stocks, mutual funds and other investments as directed by participants.

(8) Investment Contract

The Plan has a benefit-responsive investment contract with Putnam Investments with account balances in the Putnam Stable Value Fund. Putnam Investments maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The average yield and crediting interest rates for benefit-responsive investment contracts was 3.23% and 4.12% in 2011 and 2010, respectively.

(9) Related Party Transactions

Mercer was the Trustee for the year ended December 31, 2011 & 2010, and as a result fees paid by the Plan to Mercer for investment management services were $28,722 and $30,642 in 2011 and 2010, respectively. These fees qualify as party-in-interest transactions.

(10) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(11) Plan Mergers

The following plans have merged into the Plan during the year ended December 31, 2010:

Effective date	Plan name 2010	Amount
November 30, 2010	Solaicx Inc. 401(k) Plan	$ 631,104
December 31, 2010	NVT, LLC 401(k) Profit Sharing & Trust	6,104,646
		$ 6,735,750

There was no merger activity for the Plan during 2011.

Schedule of Assets Held for Investment Purposes at End of Year
Form 5500 – Schedule H – Item 4i
December 31, 2011
(See Independent Auditor's Report)

	Identity of issuer, borrower, lessor or similar party	Description of issue, maturity date, rate of interest, collateral, par or maturity value		Current Value
**	Putnam Stable Value Fund	Collective Trust	$	43,236,660
**	Ssga S&P 500 Fund	Collective Trust		24,299,506
**	PIMCO Total Return Fund	Mutual Fund		13,247,555
**	MEMC Electronic Materials, Inc*	Common Stock		4,228,358
**	T. Rowe Price Capital Appreciation Fund	Mutual Fund		10,447,979
**	Thornburg Int'L Value Fund	Mutual Fund		9,444,582
**	Invesco Van Kampen Small Cap Growth Fund	Mutual Fund		8,226,095
**	American Beacon Large Cap Value	Mutual Fund		6,930,320
**	Northern Small Cap Value Fund	Mutual Fund		7,215,129
**	Loomis Sayles Mid Cap Growth Fund	Mutual Fund		5,244,800
**	Janus Forty Fund	Mutual Fund		3,433,506
**	Brokerage Securities	Brokerage		2,356,232
**	Fidelity Freedom 2025 Fund	Mutual Fund		1,631,105
**	Fidelity Freedom 2030 Fund	Mutual Fund		1,645,067
**	Fidelity Freedom 2020 Fund	Mutual Fund		1,518,856
**	Fidelity Freedom 2015 Fund	Mutual Fund		1,047,129
**	Fidelity Freedom 2040 Fund	Mutual Fund		1,633,022
**	Fidelity Freedom 2035 Fund	Mutual Fund		1,508,788
**	Fidelity Freedom 2010 Fund	Mutual Fund		1,266,005
**	Fidelity Freedom 2045 Fund	Mutual Fund		834,238
**	Federated Prime Money Market	Mutual Fund		979,538
**	Fidelity Freedom 2050 Fund	Mutual Fund		717,343
**	Fidelity Freedom Income Fund	Mutual Fund		193,473
**	Putnam OTC & Emerging Growth Fund	Mutual Fund		7
	Total Investments		$	151,285,294

Notes Receivable from Participants*	Interest rates range from 3.25% to 8.25%	$	5,089,774

*Represents a party-in-interest allowable by ERISA

**Cost information is omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEMC Electronic Materials, Inc.
MEMC Retirement Savings Plan

By: MEMC Electronic Materials, Inc.
Investment Committee

Plan Administrator

By: ______________________

Matthew Herzberg, Member, MEMC Electronic Materials, Inc. Investment Committee

Date: June 26, 2012

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of FROST, PLLC
23.2	Consent of Brown Smith Wallace, LLC

FROST, PLLC
Certified Public Accountants

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-135402 on Form S-8 of MEMC Electronic Materials, Inc. of our report dated June 26, 2012, with respect to the financial statements and supplemental schedule of the MEMC Retirement Savings Plan as of and for the year ended December 31, 2011, which are included in this annual report on Form 11-K.

Frost, PLLC

Little Rock, Arkansas
June 26, 2012

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frostpllc.com
1200 East Joyce Boulevard, Suite 301 | Fayetteville, Arkansas 72703 | 479.695.4300
3605 Glenwood Avenue, Suite 370 | Raleigh, North Carolina 27612 | 919.782.8410

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-19159) of our report dated June 28, 2011, relating to the statements of net assets available for benefits of the MEMC Retirement Savings Plan as of December 31, 2010, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of the MEMC Retirement Savings Plan.

Brown Smith Wallace, LLC

St. Louis, Missouri
June 26, 2012